Exhibit 99.27(d)(9)

ASPIDA LIFE INSURANCE COMPANY (the “Company”) Administrative Office: [2327 Englert Drive Durham, NC 27713] [800.367.7814] | [303.220.8056] (fax) [www.aspida.com]

Waiver of Withdrawal Charges for Terminal Illness

This Endorsement is attached to and is made a part of Your Contract as of the Contract Effective Date and is subject to all the exclusions, definitions, and provisions of the Contract. If any exclusions, definitions, or provisions contained in this Endorsement are contrary to or inconsistent with those of the Contract, the components of this Endorsement will control. All terms capitalized, but not defined below, have the meaning prescribed to them in Your Contract.

The Withdrawal provision of Your Contract is modified to include the following.

Terminal Illness Withdrawal

We will waive any Withdrawal Charge, subject to the Free Withdrawal Option requirements stated in the Data Section page, if the Owner is diagnosed with a Terminal Illness by a Qualified Physician after the Contract Effective Date.

This provision is limited to a single diagnosis of Terminal Illness and a one-time request for a Withdrawal associated with the Terminal Illness. If We deny the Owner’s claim for waiver of any applicable Withdrawal Charge, We will not disburse a requested Withdrawal until the Owner is notified of the denial and provided with the opportunity to accept or reject the Withdrawal proceeds, including any associated Withdrawal Charge.

The Definitions provision of Your Contract is modified to include the following.

Terminal Illness

Means any disease or medical condition which a Qualified Physician expects will result in death within one (1) year. The Owner’s Terminal Illness must be initially diagnosed by a Qualified Physician after the Contract Effective Date. The diagnosis of Terminal Illness must be in the form of written documentation, signed by a Qualified Physician, supported by clinical, radiological or laboratory evidence of the Owner’s Terminal Illness.

A Qualified Physician is a person who is:

(1)	licensed to practice medicine in the United States by a state or federal licensing authority;
(2)	specially trained to diagnose and treat the condition causing the Terminal Illness;
(3)	acting within the scope of his or her license; and
(4)	not a resident of the Owner’s household or related to the Owner by blood or marriage

This Endorsement will terminate on the earlier of the date You Request payment of the benefit offered by this Endorsement or the date Your Contract terminates.

Signed for Us at Our Administrative Office on the Contract Effective Date.

Secretary

Aspida is the trade name of Aspida Life Insurance Company, Aspida Re (Bermuda) Ltd., and their affiliates. Each company is solely responsible for its own financial conditions and contractual obligations.

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